Exhibit 2.3

CONTRIBUTION AGREEMENT

by and between

RAFAELLA SPORTSWEAR, INC.

and

RAFAELLA APPAREL GROUP, INC.

Dated June 20, 2005

i

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT, dated June 20, 2005 (this “Agreement”), is by and between Rafaella Sportswear, Inc., a Delaware corporation (“Rafaella”), and Rafaella Apparel Group, Inc., a Delaware corporation (formerly known as Rafaella Corporation) (“Corporation”).

W I T N E S S E T H :

WHEREAS, Rafaella and Verrazano, Inc., a New York corporation and wholly-owned subsidiary of Rafaella (“Verrazano”, and together with Rafaella, the “Rafaella Group”) are engaged in the business (the “Business”) of designing, sourcing and marketing a line of women’s apparel;

WHEREAS, Corporation is incorporated pursuant to a certificate of incorporation filed with the Secretary of State of Delaware on April 4, 2005;

WHEREAS, the Rafaella Group, RA Cerberus Acquisition, LLC, a Delaware limited liability company, (“Purchaser”), Ronald Frankel and Corporation are parties to that certain Securities Purchase Agreement, dated as of April 15, 2005, as amended by Amendment No. 1 to the Securities Purchase Agreement dated May 27, 2005 (the “Purchase Agreement”), pursuant to which Purchaser is contributing $40 million to the capital of the Corporation in exchange for the issuance of 100% of the preferred stock of the Corporation;

WHEREAS, Purchaser and Rafaella have entered into that certain Stockholders’ Agreement, dated June     , 2005;

WHEREAS, the Corporation has filed the Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) with the Secretary of State of the State of Delaware and has adopted the Amended and Restated By-Laws of the Corporation (the “By-Laws”), each in the form attached to the Purchase Agreement as Exhibit I, and such Charter and By-Laws are in full force and effect;

WHEREAS, it is a condition to the consummation of the transactions contemplated by the Purchase Agreement that the parties hereto enter into this Agreement and consummate the Contribution (as hereinafter defined) on and subject to the terms and conditions set forth herein; and

WHEREAS, on and subject to the terms and conditions provided in this Agreement, Rafaella shall contribute all of the Assets (as hereinafter defined) subject to the Assumed Liabilities (as hereinafter defined) to Corporation in exchange for all of the outstanding common stock of Corporation (the “Common Stock”), and Corporation shall accept the contribution and issue the Common Stock to Rafaella (the “Contribution”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01   Certain Definitions.  As used in this Agreement, the following terms shall have the following meanings unless the context otherwise requires:

“Accounting Determination Date” has the meaning ascribed in Section 3.02(b).

“Agreement” has the meaning ascribed in the Introduction.

“Assets” has the meaning ascribed in Section 2.01.

“Assumed Liabilities” has the meaning ascribed in Section 2.03

“Business” has the meaning ascribed in the first preamble.

“Closing Balance Sheet” has the meaning ascribed in Section 3.01(b).

“Closing Indebtedness” has the meaning ascribed in Section 3.01(b).

“Closing Stockholders’ Equity” has the meaning ascribed in Section 3.01(b).

“Common Stock” has the meaning ascribed in the seventh preamble.

“Contribution” has the meaning ascribed in the seventh preamble.

“Contribution Date” shall mean the time and date on which the Contribution is consummated.

“Corporation” has the meaning ascribed in the Introduction.

“Determination Date” means the earliest of (a) the Accounting Determination Date, (b) the date Rafaella is deemed to accept or gives Corporation written notice of its acceptance of the Closing Balance Sheet and Corporation’s calculation of Closing Stockholders’ Equity, (c) the date Corporation gives Rafaella written notice of its acceptance of the calculation of the Closing Stockholders’ Equity set forth in the Objection and (d) the date Rafaella and Corporation agree on a calculation of Closing Stockholders’ Equity.

“Excluded Assets” has the meaning ascribed in Section 2.02.

“Excluded Liabilities” has the meaning ascribed in Section 2.04.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Haddad Vehicle Lease” means the First Class Lease, by and between Helms Bros. Inc. and Rafaella Sportswear, Inc., dated as of February 15, 2002.

“Inventory” has the meaning ascribed in Section 2.01(c).

“Lease” has the meaning ascribed in Section 2.01(b).

“Liabilities” means all obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Objection” has the meaning ascribed in Section 3.02 (b)

“Purchase Agreement” has the meaning ascribed in the third preamble.

“Purchaser” has the meaning ascribed in the third preamble.

“Rafaella” has the meaning ascribed in the Introduction.

“Rafaella Group” has the meaning ascribed in the first preamble.

“Target Stockholders’ Equity” has the meaning ascribed in Section 3.02(a)

“Verrazano” has the meaning ascribed in the first preamble.

Section 1.02   Other Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings for such terms as defined in the Purchase Agreement.

ARTICLE II

CONTRIBUTION

Section 2.01   Contribution of Assets.  Rafaella hereby contributes to Corporation, effective as of the Contribution Date, and Corporation hereby accepts from Rafaella, effective as of the Contribution Date, all of Rafaella’s right, title and interest in, to and under all of the following assets, rights and properties (collectively, the “Assets”) except to the extent that such contribution would result in a default, or an event which after notice or the passage of time or both would result in a default, under any agreement included within the Assets (any such agreement, a “Non-Assignable Contract”):

(a)           All of the issued and outstanding capital stock of Verrazano;

(b)           The real property leases, subleases, leaseholds, and other interests in the Leased Real Property listed on Schedule 2.01(b), together with the right, title and interest of Rafaella in and to all buildings, improvements, structures, facilities, fixtures and all other appurtenances thereto (each, a “Lease”);

(c)           All inventories or raw materials, work-in-process, finished goods, office and other supplies, packaging materials and other inventories used in or related to the Business (the “Inventory”);

(d)           All accounts receivable of Rafaella;

(e)           All furniture, fixtures, tools, machinery, equipment, parts, office and other supplies and other items of tangible personal property of Rafaella whether located on site at the Leased Real Property or off site;

(f)            All Intangible Property of Rafaella, including, without limitation, any Intangible Property specifically identified on Schedule 2.01(f);

(g)           All rights under the Intangible Property Licenses of Rafaella, including, without limitation, any identified on Schedule 2.01(g);

(h)           All Technology Systems owned or leased by Rafaella including, without limitation, the Technology Systems specifically listed on Schedule 2.01(h);

(i)            To the extent their transfer is permitted under applicable Laws, the Permits used in, related to or necessary for the ownership and operation of the Business and held in the name of Rafaella or, prior to its liquidation, Rafaella II;

(j)            All rights of Rafaella (x) under the Business Contracts listed on Schedule 4.17 to the Purchase Agreement other than the Factoring Agreement between GMAC Commercial Finance LLC and Rafaella, dated as of August 7, 1985, as amended, and (y) any Contract not required to be disclosed on such Schedule solely as a result of such Contract’s failure to have revenue, payments or associated Liabilities in excess of the amounts set forth in Section 4.17 of the Purchase Agreement, except, in each case in this Section 2.01(j)(y), (A) such Contract the existence or terms of which constitute, or with the passage of time would constitute, a breach of any representation or warranty of the Purchase Agreement and (B) the Haddad Lease;

(k)           All books and records (whether stored electronically or otherwise) of Rafaella, including without limitation, financial and accounting, operating, inventory, legal, personnel, payroll and customer records and all sales, promotional, advertising, marketing, correspondence and files;

(l)            All cash, cash equivalents (including without limitation, bank deposits, investments in so called “money-market” funds, commercial paper funds, certificates of deposit, United States Treasury Bills, and any accrued interest thereon), notes, notes receivable, accounts, accounts receivable, trade acceptances receivable, lease contracts, lease contract receivables, and deposits under leases of Rafaella;

(m)          Any current prepaid expenses and similar items, including without limitation, deferred charges, advance payments and other prepaid items and other current assets of the Business;

(n)           All confidentiality and/or nondisclosure agreements entered into within the twelve (12) months prior to the date of this Agreement by Rafaella or its representatives;

(o)           All vehicles (including without limitation, cars, trucks, tractors, trailers, vans and other transportation rolling stock) owned by Rafaella, including without limitation those set forth on Schedule 2.01(o);

(p)           All rights of Rafaella under vehicle lease agreements to which Rafaella, its officers, directors, stockholders or employees is a party used in or related to the operation of the Business and listed on Schedule 2.01(p);

(q)           All rights of Rafaella under operating leases relating to tangible personal property (other than vehicles) of Rafaella used in, related to or necessary for the operation of the Business;

(r)            All rights, claims, causes of action, recoveries and rights of reimbursement arising out of, relating to or otherwise in respect of the Assets other than those rights, claims, causes of action, recoveries and rights of reimbursement arising from the same facts and circumstances as an Excluded Liability but only to the extent related solely to an Excluded Liability;

(s)           All rights of Rafaella under all manufacturer and/or supplier warranties;

(t)            The goodwill associated with the Business or the Assets;

(u)           All rights and claims for all pre-Closing occurrences to the extent related to or arising from the Assumed Liabilities under all insurance policies maintained, owned or held by or providing coverage for the benefit of Rafaella or Verrazano and their respective officers and directors and as set forth on Schedule 4.23 of the Purchase Agreement;

(v)           Except to the extent described in Sections 2.01(a) — (t), all assets reflected on the 2004 Balance Sheet; and

(w)          All other assets, privileges, claims and rights of Rafaella of any kind, nature and description used in, related to or necessary for the ownership and operation of the Business not otherwise described above other than (i) those specifically excluded above; (ii) all rights and claims for all occurrences related to or arising from the Excluded Liabilities under all insurance policies maintained, owned or held by or providing coverage for the benefit of Rafaella or Verrazano and their respective officers and directors and as set forth on Schedule 4.23 of the Purchase Agreement; and (iii) all rights and claims of Rafaella under the Purchase Agreement, this Agreement, and the other Transaction Documents.

Section 2.02   Excluded Assets.  Any and all assets, rights, properties of Rafaella that are not included in the Assets, whether or not disclosed in this Agreement or any Schedule or Exhibit hereto (collectively, the “Excluded Assets”), shall not be acquired by Corporation and shall remain the assets of Rafaella.

Section 2.03   Assumed Liabilities.  Corporation hereby assumes and agrees to pay, perform and discharge each of the Assumed Liabilities.  The parties to this Agreement expressly understand and agree that the liabilities to be assumed by Corporation shall only include the following Liabilities of Rafaella (collectively, the “Assumed Liabilities”):

(a)           All Liabilities arising out of, relating to or otherwise in respect of the Leases and any vehicle leases or operating leases included in the Assets, to the extent such Liabilities arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Business on or after the Closing Date;

(b)           All Liabilities arising out of, relating to or otherwise in respect of claims for personal injury, wrongful death resulting from, or any other warranty claims, refunds, rebates, product recalls, merchandise returns and/or similar claims with respect to the Inventory acquired by Corporation on the Closing Date;

(c)           All Liabilities for merchandise returns and/or similar claims with respect to finished goods shipped prior to the Closing Date;

(d)           The Liabilities (including accounts payable and other current Liabilities) of the Business to the extent reflected, or to the extent amounts are expressly reserved therefor, in Target Stockholders’ Equity, as the same may be adjusted in the Closing Balance Sheet;

(e)           All Liabilities of Rafaella for fees, costs and expenses incurred in connection with the Transactions (other than the fees, costs and expenses of Anniston Capital, Inc. and its affiliates);

(f)            The Liabilities of Rafaella arising out of or relating to the Intangible Property Licenses to the extent such obligations or Liabilities arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Business after the Closing Date;

(g)           All Liabilities of Rafaella arising out of, relating to or otherwise in respect of the Business Contracts or purchase orders issued by Rafaella in the ordinary course of business included in the Assets to the extent such Liabilities (1) arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Business on or after the Closing Date and (2) arise out of or relate to or are otherwise in any respect of the Business Contracts listed on Schedule 4.17 to the Purchase Agreement included in the Assets (and any Contract not required to be disclosed on such Schedule 4.17 solely as a result of such Contract’s failure to have revenue, payments or associated Liabilities in excess of the amounts set forth in Section 4.17 of the Purchase Agreement or as a result of such Contract being an ordinary course purchase order) to the extent such performance obligations (x) arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Business on or after the Closing Date, (y) arise, mature or become due on or after the Closing Date or (z) are reflected in Target Stockholders’ Equity, as the same may be adjusted in the Closing Balance Sheet;

(h)           All Liabilities arising out of, relating to or otherwise in respect of Taxes attributable to the Business or the Assets for all taxable periods commencing after the Closing Date including the portion after the Closing Date of any taxable period that includes, but does not end on, the Closing Date;

(i)            Liabilities for Indebtedness of the Business;

(j)            All Liabilities of Rafaella arising out of, relating to or otherwise in respect of the Permits to the extent such Liabilities arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Business on or after the Closing Date;

(k)           All Liabilities arising out of, relating to or otherwise in respect of Permitted Liens to extent such obligations and Liabilities arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Business on or after the Closing Date.

(l)            All Liabilities with respect to reimbursement under undrawn documentary letters of credit entered into in the ordinary course of business in connection with the purchase of Inventory outstanding as of the Closing Date and all Liabilities with respect to the letter of credit securing Rafaella’s lease at 1411 Broadway; and

(m)          Any Liability arising out of the operation of the Business after the Closing Date.

Section 2.04   Excluded Liabilities.

(a)           Any and all Liabilities of Rafaella that are not included in the Assumed Liabilities, whether or not disclosed in this Agreement or any Schedule or Exhibit hereto (collectively, the “Excluded Liabilities”), shall not be assumed by Corporation and shall remain the Liabilities of Rafaella, which include, without limitation:

(i)            any Liability arising out of (i) the conduct of Rafaella prior to the Closing Date, or (ii) the employment by Rafaella of any employees prior to the Closing Date, or (iii) the retention by Rafaella of any agents or contractors prior to the Closing Date, except, in each case, to the extent included as a current liability on the Closing Balance Sheet;

(ii)           any Liabilities arising out of actions and events occurring prior to the Closing Date the existence of which constitutes or causes a breach of a representation or warranty of any of Rafaella and its Affiliates or of any Business Contract to which any of Rafaella or its Affiliates is a party;

(iii)          any Liability that Rafaella owes to any stockholder, subsidiary or Affiliate thereof;

(iv)          any Liability arising under or relating to the Excluded Assets;

(v)           any Liability arising under or relating directly or indirectly to any Environmental Laws and attributable to, or incurred as a result of, any acts, omissions, or conditions occurring or in existence as of or prior to the Closing Date, including, but not limited to, liabilities for the release, handling, discharge, treatment, storage, disposal, or presence of any Hazardous Materials;

(vi)          any Liability of Rafaella under any Multiemployer Plan, except, in each case, to the extent included as a current liability in the Closing Balance Sheet;

(vii)         any Liability for claims under health insurance plans of Rafaella for employees with respect to medical services rendered or medical expenses incurred prior to the Closing, except, in each case, to the extent included as a current liability in the Closing Balance Sheet;

(viii)        any Liability for or with respect to (i) income Taxes of Rafaella, (ii) Taxes of any other Person pursuant to an agreement or otherwise and (iii) Taxes relating to the Business or any of the Assets for any period ending on or prior to the Closing Date, excluding Taxes that are the responsibility of Corporation pursuant to this Agreement or the other Transaction Documents or are reflected as a Liability on the Closing Balance Sheet.  For purposes of this clause (viii), all real and personal property Taxes levied with respect to the Business or any of the Assets for a Tax period that includes (but does not end on) the Closing Date shall be apportioned between the Corporation and Rafaella based upon the number of days of such period included in the pre-Closing Tax period (which period shall include the Closing Date) and the number of days of such Tax period after the Closing Date;

(ix)           any Liability arising under or relating to the Haddad Lease;

(x)            any Liability for any litigation, suit, action or proceeding to which Rafaella is a party or to which any of the Assets is subject, that arises out of any occurrence prior to the Closing Date or is pending as of the Closing Date regardless of when reported; and

(xi)           any Liability (other than the Assumed Liabilities) arising out of the Business and/or operations of Rafaella prior to the Closing Date regardless of when reported.

(b)           If any Liability is partly an Assumed Liability and partly an Excluded Liability, the apportionment of such Liability shall be determined pursuant to equitable principles.  Nothing set forth in the foregoing sentence shall be deemed to affect, amend, modify, supplement or otherwise change the definitions of Assumed Liabilities and Excluded Liabilities.

(c)           Rafaella shall pay, perform and discharge all of the Excluded Liabilities.

ARTICLE III

CONTRIBUTION VALUE; STOCKHOLDERS’ EQUITY ADJUSTMENT

Section 3.01   Closing Balance Sheet.  Within 45 days following the Closing Date, Corporation shall prepare at Corporation’s cost and expense, (i) a closing balance sheet of the Business (the “Closing Balance Sheet”) setting forth the Assets and Assumed Liabilities immediately upon consummation of the Contribution pursuant to this Agreement  and prior to the consummation of the Financing, Preferred Stock Issuance and Redemption and prior to the refinancing of the Existing Revolving Credit Facility with the Amended and Restated Revolving

Credit Facility, including an itemized calculation of any Indebtedness which is an Assumed Liability (“Closing Indebtedness”) all of which Closing Indebtedness shall be listed as a liability on the Closing Balance Sheet and (ii) a certificate based on such Closing Balance Sheet setting forth in reasonable detail Corporation’s calculation of Closing Stockholder’s Equity, which Closing Balance Sheet shall be prepared in accordance with GAAP as described on Annex A and to the extent Annex A is silent with respect to any accounting principle in accordance with GAAP.  “Closing Stockholder’s Equity” means the consolidated stockholder’s equity of Corporation and its Subsidiaries as shown on the Closing Balance Sheet with the following adjustments:  (a) less all assets that in accordance with GAAP would be classified as intangible assets, including, without limitation, goodwill, patents, trademarks and deferred (but not pre-paid) expenses, (b) plus any accrued or paid liabilities for fees, costs and expenses related to the Transactions that are to be paid by Corporation pursuant to the Transaction Documents, and (c) plus any accrued liabilities for the $3.6 million of payables written off by Rafaella in December 2004, as reflected in Rafaella’s income statement under “Other Income” for the six months ended December 31, 2004, to the extent such liabilities are reflected on the Closing Balance Sheet.  Attached hereto as Annex B is a hypothetical calculation of Closing Stockholder’s Equity which reflects the application of the above principles based on Rafaella’s balance sheet as of December 31, 2004, it being understood that the amounts set forth on Annex B are solely by way of example only and are not binding on the parties and the actual Closing Stockholder’s Equity will be determined solely based on the Closing Date Balance Sheet as finally determined upon resolution of any Objection.

Section 3.02   Stockholders’ Equity Adjustment.

(a)           “Target Stockholders’ Equity” shall mean Twenty-Six Million Seven Hundred Thousand Dollars ($26,700,000).

(b)           Rafaella shall have 30 days after delivery of the Closing Balance Sheet and calculation of Closing Stockholder’s Equity to review the Closing Balance Sheet and the calculation of Closing Stockholders’ Equity.  If after such 30 day period, Rafaella has not given Corporation a notice in writing (an “Objection”), setting forth a reasonably specific description of the basis of the Objection and an explanation in reasonable detail of the nature of the adjustments to the Closing Balance Sheet and the calculation of Closing Stockholders’ Equity which Rafaella believes should be made, Rafaella will be deemed to have accepted and agreed with the Closing Balance Sheet and the calculation of Closing Stockholders Equity.  If Corporation receives an Objection, Corporation shall have seven (7) days from the date of delivery of such Objection to review and respond to the Objection.  The parties shall attempt in good faith to reach an agreement with respect to any matter in dispute.  If the parties are unable to resolve all of their disagreements with respect to the determination of the foregoing items within seven (7) days following the delivery of Corporation’s response to the Objection by Rafaella (or the 7th day following the date such response was due if a response is not timely given), they shall refer the matter to an accounting firm mutually acceptable to Corporation and Rafaella or, in the absence of agreement, to an accounting firm of national reputation selected by lot after eliminating Corporation’s and Rafaella’s principal outside accountants.  The selected accounting firm shall be directed by the parties to use its best efforts to render its determination within 30 days after such submission or, in the event that the matters in dispute include a dispute with respect to customer markdowns or allowances, no later than 10 days after the end of the applicable selling season, it being understood that for purposes of this provision, the applicable selling season, the Spring/Summer Season, ends on July 31, 2005 (the date of such determination the “Accounting Determination Date”).  The determination by such accounting firm of the Closing Balance Sheet (with such modifications therein, if any, as reflect such determination) shall be conclusive and binding upon the parties.  The fees and expenses of such accounting firm shall be shared equally by Corporation and Rafaella.

(c)           Corporation shall give Rafaella and its representatives reasonable access to the premises, books and records of the Business for purposes of confirming the Closing Balance Sheet.

(d)           (i)  If the Closing Stockholders’ Equity is less than the Target Stockholders’ Equity, then within two (2) Business Days after the Determination Date, Rafaella shall be obligated to pay an amount equal to such shortfall to Corporation by wire transfer to an account of Corporation in United States dollars and immediately available funds.

(ii)  If the Closing Stockholders’ Equity is greater than the Target Stockholders’ Equity, then within two (2) Business Days after the Determination Date, Corporation shall pay such excess amount to Rafaella or to such accounts as requested by Rafaella.

Section 3.03   Default Interest.  If any party fails to pay when due any amounts owning pursuant to Section 3.02, such amounts shall accrue default interest from the Closing Date at a rate of 10% per annum.

ARTICLE IV

CLOSING

Section 4.01   Amount and Form of Consideration.  In consideration of Rafaella’s contribution of the Assets to Corporation, Corporation hereby issues and delivers to Rafaella all of the Common Stock.

Section 4.02   The Closing.

(a)           The Contribution shall occur at a closing (the “Closing”) to be held at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022 at 10:00 A.M. on the fifth Business Day after, or at Purchaser’s request, the last Business Day of the calendar month in which, the satisfaction or waiver of all the conditions set forth in Article VII of the Purchase Agreement (other than the consummation of the Contribution) or at such other place and time or date as shall be agreed to by Rafaella and Purchaser.

(b)           At the Closing, Rafaella shall execute and deliver to Corporation the following (as applicable):

(i)            Assignments, bills of sale or other documents or instruments of assignment and transfer, in form and substance reasonably acceptable to

Purchaser and Corporation, to vest in Corporation, all right, title and interest of Rafaella in the Assets, duly executed by Rafaella; and

(ii)           Such other instruments or documents, in form and substance reasonably acceptable to Purchaser and Corporation, as may be necessary to effect the Closing and the Contribution.

(c)           At the Closing, Corporation shall issue and deliver to Rafaella a duly authorized and validly issued certificate representing the Common Stock registered in the name of Rafaella, and shall deliver such other instruments and documents, in form and substance reasonably acceptable to Rafaella, as may be necessary to effect the Closing and the Contribution.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.01   Third Party Consents; Further Assurances.

(a)           (i)            Rafaella and Corporation shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, all commercially reasonable efforts to obtain any third party consents (other than consents from Governmental Entities), (A) necessary, proper or advisable for it to effect the consummation of the Contribution or (B) required to prevent any default, immediately or upon the passage of time, under any Business Contract.  All such consents are set forth on Schedule 5.01(a)(i) hereto.  All costs and expenses associated with obtaining such consents shall be paid by Corporation.

                (ii)            If any party shall fail to obtain any third party consent described in subsection (a)(i) above, such party shall use all commercially reasonable efforts and shall take any such actions reasonably requested by Purchaser and/or Corporation, to minimize any adverse effect upon the Business resulting, or that could reasonably be expected to result after the date hereof, from the failure to obtain such consent; provided that the costs and expenses associated therewith shall be paid for by Corporation.

(b)           In addition to the actions, contracts and other agreements and documents and other papers specifically required to be taken or delivered pursuant to this Agreement, each of the parties hereto shall execute such contracts and other agreements and documents and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the Contribution.

Section 5.02   Rafaella Name.  Promptly after the Closing Date, Rafaella and any of its Subsidiaries with “Rafaella” in its name, other than the Corporation, shall file an amendment to such Person’s certificate of incorporation or certificate of formation, as applicable, in such Person’s jurisdiction of incorporation, which shall remove the use of “Rafaella” in such Person’s name.  From and after the Closing Date, Rafaella shall discontinue the use of any Intangible Property of the Company in any context, commercial or otherwise.

Section 5.03   Employee Matters.  Corporation shall offer employment to employees of Rafaella upon the terms and conditions set forth in Section 6.11 of the Purchase Agreement.  Nothing contained herein is intended to limit Corporation’s ability to terminate or modify the terms of employment of any employee of Rafaella who accepts employment with Corporation.

Section 5.04   Post-Closing Access to Information.  In order to facilitate the resolution of any claims made against or by Rafaella or any of its stockholders or for any other reasonable purpose (as determined by the Board of Directors of Corporation in good faith), for a period of seven (7) years after the Closing Date, Corporation shall (i) retain records relating to the Assets and the Business for the periods prior to the Closing in a manner reasonably consistent with the prior practice of Rafaella and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of Rafaella and its stockholders reasonable access during normal business hours, to such books and records (including the right to make, at their expense, photocopies and extracts thereof).

ARTICLE VI

MISCELLANEOUS

Section 6.01   Notices.  Any notice or other communication required or that may be given hereunder shall be in writing and shall be delivered personally, telecopied, telegraphed or telexed, or sent by certified, registered, or express mail, postage prepaid, to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice, and shall be deemed given when so delivered personally, telecopied, telegraphed or telexed, or if mailed, three days after the date of mailing, as follows:

(i)            if to Rafaella:

Rafaella Sportswear, Inc.
1411 Broadway
New York, New York 10018
Attention:   Ronald Frankel
Telephone: (212) 403-0300
Telecopier:  (212) 764-9275

with a copy to:

Kronish Lieb Weiner & Hellman LLP

1114 Avenue of the Americas

New York, New York 10036
Attention: Steven K. Weinberg, Esq.

Telephone: (212) 479-6240

Telecopier: (212) 479-6275

(ii)           if to Corporation:

Rafaella Apparel Group, Inc.
1411 Broadway
New York, New York 10018
Attention: Chief Executive Officer
Telephone: (212) 403-0300
Telecopier: (212) 764-9275

with a copy to:

Cerberus Capital Management, L.P.

299 Park Avenue

New York, New York 10171

Attention: Mark Neporent, Kurt Larsen and George Kollitides

Telephone: (212) 891-2100

Telecopier: (212) 284-7916

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention:  David E. Rosewater, Esq.

Telephone: (212) 756-2208

Telecopier: (212) 593-5955

Section 6.02   Entire Agreement.  This Agreement, the Purchase Agreement and upon their execution, the other Transaction Documents (together with the Exhibits and Schedules hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior contracts, agreements, undertakings and understandings, express or implied, written or oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, is not intended to confer upon any other Person any rights or remedies hereunder.

Section 6.03   Waivers and Amendments.  This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance.  No such amended, modified, superseded, canceled, renewed or extended agreement shall be effective as to Corporation unless consented to in writing by Purchaser.

Section 6.04   Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with and subject to, the laws of the State of New York, without regard to principles of conflicts of Laws.

Section 6.05   Binding Effect: Benefit.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto and Purchaser or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 6.06   No Assignment.  This Agreement is not assignable (by operation of law or otherwise) without the prior written consent of the other parties; provided, however Purchaser may assign this Agreement to its financing sources as collateral in connection with the Financing or to any of its Affiliates so long as Purchaser remains an obligor under this Agreement, without the prior written consent of the other parties.

Section 6.07   Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

Section 6.08   Exhibits and Schedules.  The Exhibits and Schedules delivered or to be delivered pursuant to this Agreement are a part of this Agreement as if set forth in full herein.

Section 6.09   Headings.  The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 6.10   Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, INTERPRETATION OR ENFORCEMENT HEREOF.  EACH PARTY HERETO HEREBY AGREES THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND THAT IT WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

RAFAELLA SPORTSWEAR, INC.

By:	/s/ Ronald Frankel
Name: Ronald Frankel
Title: CEO

RAFAELLA APPAREL GROUP, INC.

By:	/s/ Ronald Frankel
Name: Ronald Frankel
Title: CEO